EXHIBIT 27

FOR IMMEDIATE RELEASE:
----------------------

Contact:          Joseph E. Marquet, Edgecliff Holdings, LLC
Phone:            (606) 578-1100

Contact:          Robert C. Marese, MacKenzie Partners, Inc.
Phone:            (212) 929-5500



                LEADING INDEPENDENT PROXY ADVISORY FIRM ENDORSES
                    EDGECLIFF HOLDINGS, LLC IN PROXY CONTEST

FT. MITCHELL, KENTUCKY, OCTOBER 3, 2000-- Edgecliff Holdings, LLC announced today that it has received the endorsement of Institutional Shareholder Services
(ISS) in connection with its proxy contest to elect its nominees to the Board of Directors of Lodgian, Inc. (NYSE: LOD) at the company's annual meeting on October 12.

In a report to its clients published yesterday, ISS stated that Edgecliff's "dissident slate of director nominees should be supported" and recommended that Lodgian stockholders "vote using the dissident nominees' GREEN proxy card." Reported ISS, "we believe the dissident group has a stronger case."

Among the reasons for its recommendation, ISS expressed "grave concerns" over Lodgian's historical operating results and management's "inability to effectively report the financial condition of the firm." ISS also rejected Lodgian's principal arguments against the election of Edgecliff's nominees. "ISS is not convinced that electing the dissidents would have a detrimental effect on any alternative offers that may emerge for the company...In our opinion, there is no reason to suspect that Mr. Yung would attempt to purchase the company at a price below what the market will bear in an attempt to misuse any position on the board he may hold."

William J. Yung, President of Edgecliff, stated, "We are gratified to have received support for our slate of nominees from an independent advisory firm like ISS. We hope that all stockholders will follow ISS's recommendation as they cast their votes."

ISS is a leading independent proxy advisory firm located in Rockville, MD. ISS advises several hundred of the country's largest institutions, pension funds and money managers on voting in contested situations.



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